

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Emmanuel Lakios
Chief Executive Officer
CVD Equipment Corporation
355 South Technology Drive
Central Islip, New York 11722

   Re: CVD Equipment Corporation
     Registration Statement on Form S-3
     Filed March 31, 2023
     File No. 333-271066

Dear Emmanuel Lakios:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Adam P. Silvers, Esq.